                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


(Mark One):

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
            For the plan year ended December 31, 1998

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from______to______

Commission file number 1-14990

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               GETTY PETROLEUM MARKETING INC.
               RETIREMENT AND PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               GETTY PETROLEUM MARKETING INC.
               125 Jericho Turnpike
               Jericho, New York   11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

     1. Financial Statements:

               Report of Independent Accountants

               Statements of Net Assets Available for Plan
                Benefits as of December 31, 1998 and 1997

               Statement of Changes in Net Assets Available for
                Plan Benefits for the year ended December 31, 1998

               Notes to Financial Statements

       Supplemental Schedules:

              Schedule of Assets Held for Investment Purposes as
               of December 31, 1998

              Schedule of Reportable Transactions for the year
               ended December 31, 1998

     2. Exhibits:  None

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                   GETTY PETROLEUM MARKETING INC.
                                   RETIREMENT AND PROFIT
                                   SHARING PLAN


Dated:  June 18, 1999

                                   By: Getty Petroleum Marketing Inc.
                                       Retirement Plan Committee and
                                       Plan Administrator



                                   By: /s/ Leo Liebowitz
                                       -----------------------------
                                       Leo Liebowitz



                                   By: /s/ Michael K. Hantman
                                       -----------------------------
                                       Michael K. Hantman



                                   By: /s/ Samuel M. Jones
                                       -----------------------------
                                       Samuel M. Jones

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1998 and 1997
                    and for the year ended December 31, 1998

                         INDEX TO FINANCIAL STATEMENTS


                                                                          PAGE
     Report of Independent Accountants                                     2

     Financial Statements:
     Statements of Net Assets Available for Plan Benefits
      as of December 31, 1998 and 1997                                     3

     Statement of Changes in Net Assets Available for Plan
     Benefits for the year ended December 31, 1998                         4

     Notes to Financial Statements                                        5-10

     Supplemental Schedules:
      Schedule G (Form 5500), Part I - Schedule of Assets Held
                                       for Investment Purposes as
                                       of December 31, 1998                *

     Schedule G (Form 5500), Part V -  Schedule of Reportable
                                       Transactions for the year
                                       ended December 31, 1998             *


*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1998 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes as of December 31, 1998 and Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers L.L.P.
June 18, 1999

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1998
                                 (in thousands)

                                       Fixed   MassMutual      Getty                             MassMutual Destiny
                                      Income   Core Equity  Common Stock      Conservative            Moderate
                                      Fund A     Fund B        Fund C            Fund D                Fund E
                                      -------  -----------  ------------  --------------------  --------------------
Contributions:
Employer                              $  242       $   58        $   42                   $  4                  $ 15
Employee                                 494          116            86                     10                    35
                                      ------   ----------   -----------   --------------------  --------------------
                                         736          174           128                     14                    50
                                      ------   ----------   -----------   --------------------  --------------------
Investment income:
Interest and dividend income             615           27            20                      2                     3
Net appreciation (depreciation)
of investments                             0          307          (724)                     5                    13
                                      ------   ----------   -----------   --------------------  --------------------
                                         615          334          (704)                     7                    16
                                      ------   ----------   -----------   --------------------  --------------------
Transfers from (to) other funds, net    (172)        (380)         (176)                    52                    89
Withdrawals                             (352)           0             0                      0                     0
                                      ------   ----------   -----------   --------------------  --------------------
Net additions (reductions)               827          128          (752)                    73                   155
Net assets available for plan
benefits as of January 1, 1998         8,882        2,223         1,998                     29                   166
                                      ------   ----------   -----------   --------------------  --------------------
Net assets available for plan
benefits as of December 31, 1998      $9,709       $2,351        $1,246                   $102                  $321
                                      ======   ==========   ===========   ====================  ====================


                                                              Fidelity   T. Rowe Price  20th Century
                                     Aggressive  All Equity  Contrafund  New Horizons      Ultra
                                       Fund F      Fund G      Fund H       Fund I         Fund J     Loans   In-transit   Total
                                     ----------  ----------  ----------  -------------  ------------  -----   ----------  --------
Contributions:
Employer                                  $ 22         $ 22        $ 17           $ 15          $ 15   $  -        $  -   $   452
Employee                                    51           41          34             31            30      0           0       928
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
                                            73           63          51             46            45      0           0     1,380
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
Investment income:
Interest and dividend income                 2           10          45             12            28     28           1       793
Net appreciation (depreciation)
of investments                              18           15          92              1            39      0           0      (234)
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
                                            20           25         137             13            67     28           1       559
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
Transfers from (to) other funds, net        (8)         224          58             11            88    (41)        255         0
Withdrawals                                  0            0           0              0             0      0        (209)     (561)
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
Net additions (reductions)                  85          312         246             70           200    (13)         47     1,378
Net assets available for plan
benefits as of January 1, 1998             288          341         380            177           147    326           2    14,959
                                     ---------   ----------  ----------  -------------  ------------  -----   ---------   -------
Net assets available for plan
benefits as of December 31, 1998          $373         $653        $626           $247          $347   $313        $ 49   $16,337
                                     =========   ==========  ==========  =============  ============  =====   =========   =======


                            See accompanying notes.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1998 and 1997
                                 (in thousands)

                                                                          1998
                                                                       ----------
                      Fixed   MassMutual      Getty                    MassMutual Destiny
                                                                       ------------------
                      Income  Core Equity  Common Stock  Conservative   Moderate   Aggressive  All Equity
                      Fund A    Fund B        Fund C        Fund D       Fund E      Fund F      Fund G
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
Assets:
Investments, at fair
value (Note 3)        $9,586       $2,323        $1,219          $100        $313        $363        $641
Employee loans             0            0             0             0           0           0           0
Contributions
receivable:
Employer                  85           20            17             1           5           6           8
Employee                  38            8             6             1           3           4           4
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
                         123           28            23             2           8          10          12
Cash                       0            0             4             0           0           0           0
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
Net assets available
for plan benefits     $9,709       $2,351        $1,246          $102        $321        $373        $653
                      ======  ===========  ============  ============  ==========  ==========  ==========

                             Fidelity         T. Rowe Price    20th Century
                            Contrafund         New Horizons       Ultra
                              Fund H              Fund I          Fund J     Loans    In-Transit   Total
                        -------------------  ----------------  ------------  ------  ------------ -------
Assets:
Investments, at fair
value (Note 3)                         $617              $239          $339    $  -            $-  $15,740
Employee loans                            0                 0             0     313             0      313
Contributions
receivable:
Employer                                  6                 5             5       0             0      158
Employee                                  3                 3             3       0             0       73
                        -------------------  ----------------  ------------  ------  ------------  -------
                                          9                 8             8       0             0      231
Cash                                      0                 0             0       0            49       53
                        -------------------  ----------------  ------------  ------  ------------  -------
Net assets available
for plan benefits                      $626              $247          $347    $313           $49  $16,337
                        ===================  ================  ============  ======  ============  =======


                                                                          1997
                                                                       ----------
                      Fixed   MassMutual      Getty                    MassMutual Destiny
                                                                       ------------------
                     Income  Core Equity  Common Stock  Conservative   Moderate   Aggressive  All Equity
                      Fund A    Fund B        Fund C        Fund D       Fund E      Fund F      Fund G
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
Assets:
Investments, at fair
value (Note 3)        $8,742       $2,192        $1,912          $ 26        $160        $274        $330
Employee loans             0            0             0             0           0           0           0
Contributions
receivable:
Employer                  84           21            14             2           4           8           7
Employee                  56           10             8             1           2           6           4
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
                         140           31            22             3           6          14          11
Cash                       0            0            64             0           0           0           0
                      ------  -----------  ------------  ------------  ----------  ----------  ----------
Net assets available
for plan benefits     $8,882       $2,223        $1,998          $ 29        $166        $288        $341
                      ======  ===========  ============  ============  ==========  ==========  ==========

                        Fidelity    T. Rowe Price     20th Century
                       Contrafund    New Horizons         Ultra
                         Fund H         Fund I           Fund J       Loans   In-Transit      Total
                       ----------  ----------------  ---------------  ------  ----------  --------------
Assets:
Investments, at fair
value (Note 3)               $372              $169             $141    $  -          $-         $14,318
Employee loans                  0                 0                0     326           0             326
Contributions
receivable:
Employer                        5                 5                4       0           0             154
Employee                        3                 3                2       0           0              95
                       ----------  ----------------  ---------------  ------  ----------  --------------
                                8                 8                6       0           0             249
Cash                            0                 0                0       0           2              66
                       ----------  ----------------  ---------------  ------  ----------  --------------
Net assets available
for plan benefits            $380              $177             $147    $326          $2         $14,959
                       ==========  ================  ===============  ======  ==========  ==============


                            See accompanying notes.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                         Notes to Financial Statements

1.  Description of Plan

     The following brief description of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     Getty Petroleum Marketing Inc. (the "Company") was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., now known as Getty Realty Corp. ("Realty"). On February 1, 1997, Realty separated its petroleum marketing business from its real estate business and established the Plan for the Company's employees who were transferred from Realty.

     The Plan is a defined contribution plan covering all employees age twenty-one and older who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

     Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.95% and 7.25% average interest rates for the year ended December 31, 1998 and for the eleven months ended December 31, 1997, respectively).

     Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a investment return.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued




     Fund C, The Getty Common Stock Fund, consists of common stock of the Company. The Fund also includes Getty Realty Corp. common stock that was included in the account balances of Marketing employees that were transferred from the Realty Plan to the Company's Plan. The Plan does not provide for the acquisition of additional shares of Realty common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

     Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among a series of six MassMutual Institutional Funds and two funds managed by OppenheimerFunds, Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

     Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

     Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

     Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

     Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

     Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

     Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

     Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

     Fund J, The Ultra Fund, holds shares of Twentieth Century Ultra Investors, a mutual fund which takes an aggressive strategy, investing mainly in common stocks considered to have better-than-average prospects for appreciation. The portfolio emphasizes small to medium size companies with a current median capitalization of $2 billion. The portfolio for the underlying fund is managed by Twentieth Century Investors Research Corporation with a focus on growth over the long term.

     Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

     The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

     Employees are only permitted to withdraw deferred cash contributions made to the Plan under the provisions of Section 401(k) of the Internal Revenue Code
for "financial hardships", as defined by the Internal Revenue Code.   Employees
may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty.
Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100%

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

          Years of Service              Percent Vested
          ----------------              --------------
          2 years                        20%
          3 years                        40
          4 years                        60
          5 years                        80
          6 or more years               100

     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

     The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

3.  Investments

     The following summarizes the Plan's investments as of December 31, 1998 and 1997 (in thousands):


                                                1998                            1997
                                            ------------                    -------------
                                                     Historical                      Historical
                                         Fair Value  Cost                Fair Value  Cost
     Fund A:
     Fixed Income Investment
      Fund (a)(b)                           $9,586    $9,586               $8,742      $8,742

     Fund B:
     Core Equity Fund (a)(b)                 2,323     1,883                2,192       2,018

     Fund C:
     Getty Petroleum Marketing Inc.
      Common Stock,
      $.01 par value (c)                       367       617                  469         431

     Getty Realty Corp.,
      Common Stock,
      $.01 par value (b)(d)                    852       990                1,443       1,109

     Fund D:
     Destiny Asset Allocation
      Fund - Conservative (a)                  100        91                   26          24

     Fund E:
     Destiny Asset Allocation
      Fund - Moderate (a)                      313       285                  160         146

     Fund F:
     Destiny Asset Allocation
      Fund - Aggressive (a)                    363       323                  274         254

     Fund G:
     Destiny Asset Allocation
      Fund - All Equity (a)                    641       594                  330         303

     Fund H:
     Contrafund Fund (a)                       617       455                  372         335

     Fund I:

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


         New Horizons Fund (a)                239        214                  169         156

         Fund J:
         Ultra Fund (a)                       339        270                  141         135
                                          -------    -------                  ---         ---

                                          $15,740    $15,308              $14,318     $13,653
                                         ========   ========              =======     =======





(a)  Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $2.9375 per share and $5.3125 per share as of December 31, 1998 and 1997, respectively.

(d) The market value of Realty's Common Stock was $14.625 per share and $22.125 per share as of December 31, 1998 and 1997, respectively.


4.  Termination Priorities

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

     On September 19, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500

     In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 1998 and 1997, the benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $90,284 and $-, respectively.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

                             SUPPLEMENTAL SCHEDULES

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1998 FORM 5500

               SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                  INVESTMENT PURPOSES AS OF DECEMBER 31, 1998
                                 (in thousands)




(A)                  (B)                        (C)               (D)      (E)
---       -------------------------  --------------------------  ------  -------
                                     DESCRIPTION OF INVESTMENT
                                     INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE,         RATE OF INTEREST,
          BORROWER, LESSOR, OR       COLLATERAL, PAR, OR                 CURRENT
          SIMILAR PARTY              MATURITY VALUE               COST    VALUE
          -------------------------  --------------------------  ------  -------
 1   (*)  MASSACHUSETTS MUTUAL LIFE  FIXED INCOME INVESTMENT
          INSURANCE COMPANY          FUND                        $9,586   $9,586
 2   (*)  MASSACHUSETTS MUTUAL LIFE  CORE EQUITY FUND
          INSURANCE COMPANY                                       1,883    2,323
 3   (*)  GETTY PETROLEUM            COMMON STOCK,
          MARKETING INC.             $.01 PAR VALUE                 617      367
 4   (*)  GETTY REALTY CORP.         COMMON STOCK,
                                     $.01 PAR VALUE                 990      852
 5   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - CONSERVATIVE             91      100
 6   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - MODERATE                285      313
 7   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - AGGRESSIVE              323      363
 8   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - ALL EQUITY              594      641
 9   (*)  MASSACHUSETTS MUTUAL LIFE  FIDELITY CONTRAFUND FUND
          INSURANCE COMPANY                                         455      617
10   (*)  MASSACHUSETTS MUTUAL LIFE  T. ROWE PRICE NEW
          INSURANCE COMPANY          HORIZONS FUND                  214      239
11   (*)  MASSACHUSETTS MUTUAL LIFE  TWENTIETH CENTURY
          INSURANCE COMPANY          ULTRA FUND                     270      339
12   (*)  PARTICIPANT LOANS          LOANS TO PLAN PARTICIPANTS
                                     WITH MATURITY DATES
                                     THROUGH 2011, BEARING
                                     INTEREST FROM 8.75 % TO
                                     10.0 % AND SECURED BY THE
                                     PARTICIPANT'S VESTED
                                     ACCOUNT BALANCE                 --      313

     (*) DENOTES PARTY IN INTEREST.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1998 FORM 5500

                  SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
               TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (in thousands)




       (A)                  (B)             (C)       (D)     (E)         (F)         (G)         (H)           (I)
-----------------  ---------------------  --------  -------  ------  -------------  -------  --------------  ---------
                                                                                                CURRENT
                                                                        EXPENSE              VALUE OF ASSET
   IDENTITY OF        DESCRIPTION OF      PURCHASE  SELLING  LEASE   INCURRED WITH  COST OF  ON TRANSACTION  NET GAIN
 PARTY INVOLVED            ASSET           PRICE     PRICE   RENTAL   TRANSACTION    ASSET        DATE       OR (LOSS)
-----------------  ---------------------  --------  -------  ------  -------------  -------  --------------  ---------
MASSACHUSETTS      DEPOSITS AND
                   TRANSFERS
MUTUAL LIFE        INTO THE FIXED INCOME    $1,680                                                   $1,680
INSURANCE COMPANY  INVESTMENT FUND
MASSACHUSETTS      DISBURSEMENTS AND
MUTUAL LIFE        TRANSFERS OUT OF                  $1,451                          $1,451          $1,451
INSURANCE COMPANY  THE FIXED INCOME
                   INVESTMENT FUND
MASSACHUSETTS      DEPOSITS AND
                   TRANSFERS
MUTUAL LIFE        INTO THE CORE EQUITY     $  410                                                   $  410
INSURANCE COMPANY  INVESTMENT FUND
MASSACHUSETTS      DISBURSEMENTS AND
MUTUAL LIFE        TRANSFERS OUT OF                  $  613                          $  613          $  613
INSURANCE COMPANY  THE CORE EQUITY
                   INVESTMENT FUND